NO ACT

DC
PE
1-17-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024857

Received SEC
FEB 12 2008
Washington, DC 20549

February 12, 2008

David L. Donlin
Assistant General Counsel
Target Corporation
1000 Nicollet Mall, TPS-3155
Minneapolis, MN 55403

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/12/2008

Re: Target Corporation
Incoming letter dated January 17, 2008

Dear Mr. Donlin:

This is in response to your letter dated January 17, 2008 concerning the shareholder proposal submitted to Target by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated February 11, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Enclosures

cc: Robert E. McGarrah, Jr.
Counsel
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, DC 20006

TARGET

RECEIVED

2008 JAN 18 PM 5:44

. . . OF CHIEF COUNSEL
CORPORATION FINANCE

Email: dave.donlin@target.com
612/696-0876
Fax: 612/696-6909

January 17, 2008

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549

Re: Target Corporation 2008 Annual Meeting - Shareholder Proposal Submitted by the AFL-CIO

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this letter requests that the Staff of the Division of Corporate Finance concur with our view that, for the reasons stated below, the proposal dated December 3, 2007 (the "Proposal") from the American Federation of Labor and Congress of Industrial Organizations (the "Proponent") may be omitted from the proxy materials for the 2008 Annual Meeting of Shareholders (the "2008 Annual Meeting") of Target Corporation (the "Company"). The Proposal is attached to this letter as **Exhibit A**.

GENERAL

The 2008 Annual Meeting is scheduled to be held on or about May 22, 2008. The Company intends to file its definitive proxy materials with the Securities and Exchange Commission on or about April 7, 2008, and to commence mailing to its shareholders on or about such date.

In accordance with Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Company believes it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice that the Company intends to exclude the Proposal from the Company's proxy materials for the 2008 Annual Meeting.

TEXT OF PROPOSAL

The Proposal states:

> **Resolved**: Shareholders request that the Board of Directors (the "Board") of Target Corporation ("Target," or the "Company") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with Company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the Company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

REASONS FOR EXCLUSION OF PROPOSAL

The Company believes that the Proposal may be properly excluded from its proxy material for the 2008 Annual Meeting on three separate grounds:

- Under Rule 14a-8(i)(7) as relating to the conduct of the ordinary business operations of the Company.
- Under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.
- Under 14a-8(i)(3) because it is vague and indefinite and, thus, misleading in violation of Rule 14a-9.

1. The Proposal May Be Excluded Under Rule 14a-8(i)(7) as Relating to the Conduct of the Ordinary Business Operations of the Company.

A. The Proposal Relates to the Ordinary Business Operations of the Company

Under Rule 14a-8(i)(7), a company may properly exclude a proposal dealing with a matter relating to the conduct of the registrant's ordinary business operations and not involving significant social policy issues. The policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Rel. No. 34-40018 (May 21, 1998). This underlying policy rests on two central considerations. First, certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they are not proper subjects for shareholder proposals. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." SEC Rel. No. 34-40018 (May 21, 1998). For the reasons presented below, the Proposal falls within the parameters of the ordinary business exception contained in Rule 14a-8(i)(7) and the Company may exclude the Proposal on that basis.

The Division has consistently determined that proposals that relate to the promulgation of, and monitoring of compliance with, codes of ethics may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. *See, e.g.*, Verizon Communications Inc. (February 23, 2007) (proposal to form a corporate responsibility committee); Lockheed Martin Corp. (January 29, 1997) (proposal requesting the audit and ethics committee to determine whether the company has an adequate legal compliance program and prepare a report); AT&T Corp. (January 16, 1996) (ordinary business operations exception applied to a proposal requesting that the company's board of directors initiate a review of certain employment practices in light of the company's code of ethics); and NYNEX Corp. (February 1, 1989) (proposal related to the formation of a special committee of the registrant's board of directors to revise the existing code of corporate conduct). The Division has also determined that proposals relating to conflict of interest transactions may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. *See* Genetronics Biomedical Corporation (April 4, 2003) (proposal that the company shall not do business with any company in which a board member has a financial stake was considered ordinary business because it included matters relating to "non-extraordinary transactions").

Ensuring compliance with state and federal legal and regulatory requirements and the rules of the New York Stock Exchange ("NYSE"), as well as a company's internal policies, is a fundamental management function. As discussed in more detail on the Company's website at www.target.com under "Investors – Corporate Governance," the Company has for decades been supporting sound corporate governance practices. In particular, the Governance Committee of the Company's Board, which consists of all non-management directors, has oversight responsibility for this critical management function.

B. The Form of the Proposal Should Not Be Elevated Above Its Substance

The Proposal is excludable because it pertains to health care costs and, thus, employee benefits. Although the proposal is couched in terms of Board policies and procedures regarding potential director conflicts of interest and related-party transactions, it is clear from the Proposal's references to "health costs" as the "biggest economic challenge" that the cost of employee health care is the primary subject of the Proposal. The Division has consistently agreed that proposals pertaining to a company's health care costs are excludable under Rule 14a-8(i)(7). For example, last year the Division concurred that proposals requesting companies to report on the implications of health care expenses and how the companies would address this public policy issue without compromising the health and productivity of their workforce involved a matter of ordinary business (i.e., employee benefits). *See, e.g.*, General Motors Corporation (April 11, 2007); Target Corporation (February 27, 2007); and Kohl's Corporation (January 8, 2007). The substance of the Proposal focuses on the same employee benefit cost concerns as the proposals mentioned above and therefore should be excludable.

C. The Proposal Is Directed at Involving the Company in the Political Process

The Division has interpreted Rule 14a-8(i)(7) to support the exclusion of proposals which are "directed at involving [the company] in the political . . . process relating to an aspect of [the company's] operation." *See* International Business Machines Corporation (Jan. 21, 2002); Chrysler Corporation (Feb. 10, 1992) (proposal to support the establishment of universal health coverage).

The Proponent is openly involved in "political mobilization" and seeks to "build an army of a million union activists to organize for changing the nation's broken health care system." AFL-CIO Declares '08 Elections a Mandate for High Quality Heath Care for All by '09, Press Release (August 29, 2007). Although styled as a request for a conflict of interest policy, the Proposal refers specifically to the Company's "involvement in public policy issues" relating to the health industry, which is a politically motivated attempt to involve the Company into a national debate on health care reform.

For the foregoing reasons, the Company respectfully submits that the Proposal may be excluded from its 2008 proxy materials because it deals with matters relating to the Company's ordinary business operations.

2. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

The Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented by the Company. Rule 14a-8(i)(10) permits a company to exclude from its proxy materials a shareholder proposal that has already been substantially implemented. The Company has substantially implemented the Proposal through a combination of the Conflicts of Interest policy in the Company's Business Conduct Guide and a detailed state law provision governing director conflicts of interest to which the Company is subject.

As an NYSE-listed company, the Company is required under NYSE's listing standards to have a code of business conduct and ethics applicable to its directors, officers and employees that covers conflicts of interest, among other topics. The Company's Business Conduct Guide, available on the Company's website at www.target.com under "Investors – Corporate Governance," has a specific policy on Conflicts of Interest, which is attached to this letter as **Exhibit B**. This policy, which is applicable to directors, states that a person subject to the policy must avoid any situation in which that person's personal interests may conflict with the Company's and must immediately disclose any actual or perceived conflicts that exist.

The relevant state law, Minn. Stat. Sec. 302A.255, which is attached to this letter as **Exhibit C**, provides more specific requirements for conflicts involving directors. Specifically, this statute requires that any contract or transaction between a corporation and one of its directors, or between a corporation and an organization in which the director serves as a director, officer or legal representative or has a material financial interest, is:

- fair and reasonable to the corporation;
- approved by a supermajority vote of shareholders; or
- approved by the other directors, with the conflicted director recusing himself or herself from the vote.

The Proposal requests that the Board adopt a policy "addressing conflicts of interest involving Board members with health industry affiliations." The Company's Business Conduct Guide and applicable state law address *all* conflicts of interest in *all* industries, not merely conflicts involving health industries. The Company's Business Conduct Guide, together with applicable state law, also addresses each element of the Proposal:

- The Proposal applies to "any Board member who is also a director, executive officer or former executive officer" in a health industry company. The Business Conduct Guide governs situations where a director's personal interests are adverse to the interests of the Company, and state law would apply to any contract or transaction with an organization in which a director serves as a director, officer or legal representative or has a material financial interest.

- The Proposal would establish a policy to "provide for recusal from voting and from chairing board committees when necessary." State law requires that in the case of any conflict, a director may not vote on the matter unless the contract or transaction is otherwise fair and reasonable to the corporation.

- The Proposal's policy would "address conflicts associated with Company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the Company's existing policies regarding related party transactions." Under the Company's existing related persons transactions policy, all Company transactions, arrangements and relationships involving more than $120,000 in which a Related Person has any direct or indirect material interest must be approved by the Audit Committee of the Board of Directors. This would certainly apply to any interest involving the health industry.

As a practical matter, a conflict of interest policy cannot possibly reference every potential industry with which a director may conceivably have a conflict. As such, a health industry conflict policy would be entirely duplicative of the existing policy in the Business Conduct Guide and applicable state law. Moreover, the Business Conduct Guide and state law already provide adequate safeguards for shareholders to deal with any conflicts that may exist. For this reason, the Company respectfully submits that the Proposal has been substantially implemented and should be excluded.

3. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Vague and Indefinite and, thus, Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal is contrary to any of the proxy rules or regulations, including Rule 14a-9. Rule 14a-9(a) provides that "[n]o solicitation . . . shall be made by means of any proxy statement . . . containing any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . ." The Division has interpreted Rule 14a-8(i)(3) to permit the exclusion of a shareholder proposal that is vague, indefinite and, therefore, materially false or misleading if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004).

Furthermore, proposals may be excluded as vague and indefinite where they fail to define critical terms or otherwise provide guidance to the board of directors regarding the proposal's implementation. *See, e.g.*, International Business Machines Corporation (February 2, 2005) (permitting exclusion of a proposal that was subject to multiple interpretations, therefore making it misleading due to vagueness and indefiniteness); Peoples Energy (November 23, 2004) (permitting exclusion of a proposal that employed an undefined legal standard, therefore making it misleading due to vagueness and indefiniteness); Procter & Gamble Co. (October 25, 2002) (permitting exclusion of a proposal where the company argued that neither the shareowners nor the company would know how to implement the proposal).

Specifically, we believe that the Proposal is vague and indefinite in the context of the Company's existing conflict of interest policies. The Proposal is entirely silent on how to "adopt a policy addressing conflicts of interest involving Board members with health industry affiliations" where an existing conflict of interest policy already exists. Neither the Company nor its shareholders would be able to determine with reasonable certainty whether the Proposal required a new conflict of interest policy, a separate health industry policy, amendments to the existing policy, or some other implementation measure. Moreover, the Proposal does not discuss those circumstances that should be viewed as giving rise to conflicts of interest, including the scope, depth and nature of any relationships that may give rise to potential conflicts. As a result, neither shareholders in voting on the Proposal, nor the Company in implementing the Proposal (if Company were to do so), would be able to determine with any reasonable certainty the potential conflicts of interests to which the Proposal should apply.

Because the Proposal is vague and indefinite, and therefore misleading, the Company respectfully submits that the Proposal may be excluded under Rule 14a-8(i)(3) as a violation of the proxy rules of 14a-9(a).

CONCLUSION

On the basis of the foregoing, the Company respectfully requests that the Division concur that the Proposal may be excluded from the Company's proxy materials for the 2008 Annual Meeting. Based on the Company's timetable for the 2008 Annual Meeting, a response from the Division by February 20, 2008 would be appreciated.

Should you have any questions, or should you require any additional information regarding the foregoing, please do not hesitate to contact me at 612/696-0876.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this manner.

Very truly yours,

David L. Donlin,
Assistant General Counsel
Target Corporation

American Federatio. of Labor and Congress of . dustrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

December 3, 2007

By UPS Next Day Air

Mr. Timothy R. Baer, Corporate Secretary
Target Corporation
1000 Nicollet Mall
Minneapolis, Minnesota 55403

Dear Mr. Baer:

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2007 proxy statement of Target Corporation (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2008 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting. The Fund is the beneficial owner of 600 shares of voting common stock (the "Shares") of the Company and has held the Shares for over one year. In addition, the Fund intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to me at (202) 637-5379.

Sincerely,

Daniel F. Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

Resolved: Shareholders request that the Board of Directors (the "Board") of Target Corporation ("Target," or the "Company") adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with Company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the Company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

Supporting statement

Target directors Roxanne S. Austin and James A. Johnson are also directors of Abbott Laboratories and UnitedHealth Group Incorporated, respectively. Target director Derica W. Rice is also the Senior Vice President and CFO of Eli Lilly and Company. Mr. Rice is on the Corporate Governance Committee of Target's Board. Mr. Johnson is Chair of the Corporate Governance Committee. As of September 28, 2007, Mr. Johnson's holdings in UnitedHealth Group Incorporated and Ms. Austin's holdings in Abbott Laboratories both outweigh their holdings in our Company.

In our view, our Company's existing director independence policies do not adequately address the financial and professional interests of our Company's health industry affiliated directors, nor does our Company require that health industry affiliated directors recuse themselves from Board decisions related to pharmaceutical or health insurance issues that are significant social policies.

Access to affordable, comprehensive health insurance is the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation, and *The New York Times*/CBS News. John Castellani, president of the Business Roundtable has stated that 52 percent of his members say health costs represent their biggest economic challenge, explaining that "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek, 7/3/2007*)

Health care costs could be cut by as much as $1,160 per employee if Congress enacted universal health insurance and required Medicare to negotiate prescription drug prices directly with pharmaceutical companies. (*Dr. Kenneth Thorpe, Emory University, 2007)*

We are concerned that the financial and professional interests of health industry affiliated directors could improperly influence our Company's position on significant social policy issues that could benefit the Company.

We believe that chairing committees or voting by health industry affiliated directors on Board decisions on health issues may create the appearance of a conflict of interest. In our opinion, this proposal will help prevent health industry affiliated directors from compromising their duty of loyalty to our Company's shareholders.

Conflicts of Interest

Team members must avoid any situation in which their personal interests would conflict with the interests of Target. If a circumstance arises in which your interests could potentially conflict with the interests of Target, it must be disclosed immediately to both your supervisor and Human Resources for review. Team members should be vigilant about recognizing potential conflicts. You must always consider whether your activities and associations with other individuals could negatively affect your ability to make business decisions in the best interest of the company or result in disclosing non-public company information. If so, you may have a real or perceived conflict of interest. Below is a list of potential conflicts of interest.

- Owning a substantial amount of stock in any competing business or in any organization that does business with us.
- Serving as a director, manager, consultant, employee or independent contractor for any organization that does business with us, or is a competitor - except with our company's specific prior knowledge and consent.
- Accepting or receiving gifts of any value or favors, compensation, loans, excessive entertainment or similar activities from any individual or organization that does business or wants to do business with us, or is a competitor.
- Representing the company in any transaction in which you or a related person has a substantial interest.
- Disclosing or using for your benefit confidential or non-public information about Target or other organizations with which we do business.
- Taking personal advantage of a business opportunity that is within the scope of Target's business – such as by purchasing property that Target is interested in acquiring.

  Please see Policy 200-30-10 Business Ethics and Conflicts of Interest, for further information about potential conflicts.

Exhibit C

302A.255. Director conflicts of interest

Subdivision 1. Conflict; procedure when conflict arises. A contract or other transaction between a corporation and one or more of its directors, or between a corporation and an organization in or of which one or more of its directors are directors, officers, or legal representatives or have a material financial interest. is not void or voidable because the director or directors or the other organizations are parties or because the director or directors are present at the meeting of the shareholders or the board or a committee at which the contract or transaction is authorized, approved, or ratified, if:

(a) The contract or transaction was, and the person asserting the validity of the contract or transaction sustains the burden of establishing that the contract or transaction was, fair and reasonable as to the corporation at the time it was authorized, approved, or ratified;

(b) The material facts as to the contract or transaction and as to the director's or directors' interest are fully disclosed or known to the holders of all outstanding shares, whether or not entitled to vote, and the contract or transaction is approved in good faith by (1) the holders of two-thirds of the voting power of the shares entitled to vote which are owned by persons other than the interested director or directors, or (2) the unanimous affirmative vote of the holders of all outstanding shares, whether or not entitled to vote;

(c) The material facts as to the contract or transaction and as to the director's or directors' interest are fully disclosed or known to the board or a committee, and the board or committee authorizes, approves, or ratifies the contract or transaction in good faith by a majority of the board or committee, but the interested director or directors shall not be counted in determining the presence of a quorum and shall not vote; or

(d) The contract or transaction is a distribution described in section 302A.551, subdivision 1, or a merger or exchange described in section 302A.601, subdivision 1 or 2.

Subd. 2. Material financial interest. For purposes of this section:

(a) A resolution fixing the compensation of a director or fixing the compensation of another director as a director, officer, employee, or agent of the corporation, is not void or voidable or considered to be a contract or other transaction between a corporation and one or more of its directors for purposes of this section even though the director receiving the compensation fixed by the resolution is present and voting at the meeting of the board or a committee at which the resolution is authorized, approved, or ratified or even though other directors voting upon the resolution are also receiving compensation from the corporation; and

(b) A director has a material financial interest in each organization in which the director, or the spouse, parents, children and spouses of children, brothers and sisters and spouses of brothers and sisters, and the brothers and sisters of the spouse of the director, or any combination of them have a material financial interest. For purposes of this section, a contract or other transaction between a corporation and the spouse, parents, children and spouses of children, brothers and sisters, spouses of brothers and sisters, and the brothers and sisters of the spouse of a director, or any combination of them, is considered to be a transaction between the corporation and the director.

Subd. 3. Compensation agreements. During any tender offer or request or invitation for tenders of any class or series of shares of a publicly held corporation, other than an offer, request, or invitation by the publicly held corporation, the publicly held corporation shall not enter into or amend, directly or indirectly, agreements containing provisions, whether or not dependent on the occurrence of any event or contingency, that increase, directly or indirectly, the current or future compensation of any officer or director of the publicly held corporation. This subdivision does not prohibit routine increases in compensation, or other routine compensation agreements, undertaken in the ordinary course of the publicly held corporation's business.

Laws 1981, c. 270, § 45, eff. July 1, 1981. Amended by Laws 1982, c. 497, § 31, eff. March 20, 1982; Laws 1987, c. 104, § 17; Laws 1987, 1st Sp., c. 1, § 19, eff. June 26, 1987; Laws 1993, c. 17, § 21; Laws 2000, c. 264, § 3.

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 11, 2008

RECEIVED
2008 FEB 12 PM 12:43
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Target Corporation's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of Target Corporation ("Target" or the "Company"), by letter dated January 17, 2008, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Fund" or the "Proponent") from its 2008 proxy materials.

I. Introduction

Proponent's shareholder Proposal to Target urges:

that the Board of Directors adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address <u>conflicts associated with company involvement in public policy issues related to their health industry affiliations</u> and shall be explicitly integrated with the company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries (emphasis added).

Target's letter to the Commission stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2008 annual meeting of shareholders. Target argues that the Proposal is in violation of:

- Rule 14a-8(i)(7) as an ordinary business matter, despite the fact that the Proposal addresses a significant social policy issue,

- Rule 14a-8(i)(10) because Target has substantially implemented the Proposal, even though the statutory, regulatory and Company Code of Conduct for directors is inapplicable to conflicts of interest involving significant social policy issues, and

- Rule 14a-8(i)(3) because it is vague and indefinite, and thus misleading in violation of Rule 14a-9, even though American Express, Electronic Data Systems (EDS) and McGraw-Hill Companies, which received the same proposal, simply amended their conflicts of interest policies to prevent the conflicts of interest at issue.

The Proposal was carefully crafted to address the significant social policy issue of health care reform and the conflicts of interest that arise when health industry affiliated directors vote or chair board actions on this issue. The statutory and regulatory requirements on director conflicts of interest cited by Target, together with the Company's own policies and procedures on conflicts of interest, address commercial transactions, not conflicts of interest on significant social policy issues.

II. Health industry affiliated director conflicts of interest are significant social policy issues and may not be excluded under Rule 14a-8(i)(7).

A. Health care reform is a significant social policy issue.

The Commission stated in Exchange Act Release No. 40018 that "proposals that relate to ordinary business matters but that focus on 'sufficiently significant social policy issues…would not be excludable, because the proposals would transcend day-to-day business matters….'" The Proposal before Target is just such a proposal. It addresses the significant social policy issue of health care reform and conflicts of interest that are presented by the Company's health industry affiliated directors on this issue. The Proposal does not ask the Company to provide any information or reports on its internal operations, nor does it attempt to micromanage the Company. Instead it urges the Board to integrate the Company's existing policies with an amended policy to protect the Company and shareholders from health industry affiliated director conflicts of interest.

Health care reform is, in fact, the most important domestic issue in America. Public opinion polls by *The Wall Street Journal*/NBC News, the Kaiser Foundation and *The New York Times* all document its significance. In the latest *Wall Street Journal*/NBC News poll, for example, 52 percent of Americans "say the economy and health care are most important to them in choosing a president, compared with 34 percent who cite terrorism and social and moral issues…. That is the reverse of the percentages recorded just before the 2004 election. The poll also shows that voters see health care eclipsing the Iraq war for the first time as the issue most urgently requiring a new approach."[1]

Many businesses now cite health care costs as their biggest economic challenge. John Castellani, president of the Business Roundtable, has called health care reform a top priority for business and Congressional action."[2] In September, the CEOs of Kelly Services and Pitney Bowes, Inc., together with GE's Global Health Director, called on Congress to enact health care reform.[3] They joined other leading business coalitions, including the National Coalition on Health Care and the National Business Group on Health. The latter's membership consists of 245 major companies, including 60 of the Fortune 100.[4] Each organization maintains that the cost of health care for business is now greater than it should be and will continue to rise as long as 47 million Americans who have no health insurance remain without coverage.

Other leading business organizations have recently announced their support for health care reform: Divided We Fail, a coalition of the AARP, the Business Roundtable, the Service Employees International Union (SEIU) and the National Federation of Independent Business, states that it will "make access to quality, affordable health care and long-term financial security top issues in the national political debate."[5] In addition, Wal-Mart has joined with SEIU calling on Congress to enact health care reform.[6]

Underscoring the significance of health care reform as a major social policy issue, the American Cancer Society has taken the unprecedented step of redirecting its entire $15 million advertising budget "to the consequences of inadequate health care coverage" in the United States.[7]

B. Health industry affiliated director conflicts on health care reform are significant social policy issues.

[1] *The Wall Street Journal*, December 4, 2007, p A1.
[2] "Business Roundtable Unveils Principles for Health Care Reform," Press Release, June 6, 2007, http://www.businessroundtable.org//newsroom/document.aspx?qs=5886BF807822B0F19D5448322FB51711FCF50C8. Accessed December 4, 2007.
[3] Presentations by Carl Camden, CEO, Kelly Services; Michael Critelli, Chairman and CEO, Pitney Bowes, Inc.; and Robert Galvin, M.D., Director, Global Health, General Electric Corporation, at Conference on Business and National Health Care Reform, sponsored by the Century Foundation and the Commonwealth Fund, Washington, DC, September 14, 2007.
[4] "National Health Care Reform: The Position of the National Business Group on Health," National Business Group on Health, Washington, DC (July, 2006), http://www.businessgrouphealth.org/pdfs/nationalhealthcarereformpositionstatement.pdf. (Accessed December 4, 2007).
[5] *The Wall Street Journal*, November 13, 2007, p. B4.
[6] *The New York Times*, February 7, 2007.
[7] *The New York Times*, August 31, 2007.

Health industry affiliated director conflicts of interest are themselves a significant policy issue in the media and in Congress. During Congressional consideration of amendments to the Hatch-Waxman Act, for example, directors at both Verizon and Georgia-Pacific were instrumental in terminating each company's support for and involvement in Business for Affordable Medicine, a business coalition supporting federal legislation to strengthen the Act.[8] The coalition had been organized by the governors of 12 states, Verizon, Georgia-Pacific and other major corporations to reduce expenditures on prescription drugs, a major problem for business and state Medicaid programs. The Congressional Budget Office estimated that the legislation would reduce total spending on prescription drugs by $60 billion, or 1.3 percent, over the next 10 years. An examination of Verizon's proxy revealed that its CEO, Ivan Seidenberg, the chairman of its Human Resources Committee, Walter Shipley, John R. Stafford, retired CEO of Wyeth, and Richard L. Carrion, were each directors of Wyeth, which successfully lobbied Verizon to end its involvement in the coalition.[9]

At General Motors, where health care costs have long been a central concern, three of the eleven independent directors on the board are directors of pharmaceutical companies. The Company's presiding director, George Fisher, also serves as a director of Eli Lilly and Company. Percy N. Barnevik, a director since 1997, retired as CEO of AstraZeneca PLC in 2004 and serves as Chairman of GM's Public Policy Committee. Director Karen Katen retired as executive vice president of Pfizer in 2007, served as an officer of PhRMA and continues to serve as chair of the Pfizer Foundation. Each director's holdings in Eli Lilly, AstraZeneca and Pfizer, respectively, vastly outweigh his or her holdings in GM. In 2007, *The New York Times* reported that GM was the only U.S. auto company purchasing the brand-name drug, Nexium, manufactured by AstraZeneca, at a cost to GM of $110 million per year. Senior management and labor leaders at GM had decided to eliminate Nexium from the GM formulary.[10] That decision was overturned, according to senior labor and management leaders at GM, after the GM board of directors reviewed it. At the same time, and despite its extensive federal legislative activity, GM failed to take any action to support legislation to reform the Medicare prescription drug program to require prescription drug price negotiations between pharmaceutical companies and the federal government.[11]

Conflicts of interest among health industry affiliated directors have also been documented by Chrysler Corporation's former vice president of public policy, Walter B. Maher. Writing in the *American Journal of Public Health*, Maher described how "a representative of the insurance industry" [the CEO of Prudential Insurance] successfully blocked Chrysler Corporation's efforts to persuade Business Roundtable members to support health care reform."[12]

[8] *The New York Times*, September 4, 2002.
[9] Verizon Communications, SEC Def.14A, 2003.
[10] *The New York Times*, October 5, 2007.
[11] Correspondence: John J. Sweeney, President, AFL-CIO, and G. Richard Wagoner, CEO, General Motors Corporation, June 14, 2007 and August 8, 2007.
[12] Maher, W.B., "Rekindling Reform—How Goes Business?" 93 Am J Pub Health 92 (2003).

At least 21 major companies (Attachment "A"), including Target, have multiple health industry affiliated directors serving on their boards of directors.[13]

1. Companies now recognize health care reform as a significant social policy issue and have amended their conflict of interest policies for health industry affiliated directors accordingly.

At the same time Proponent filed the Proposal at Target, Proponent filed virtually identical proposals on this same issue at the American Express Company, the McGraw-Hill Companies and EDS. In addition, proponents filed proposals calling upon companies to adopt principles on the significant social policy issue of health care reform at IBM, General Electric and Bristol-Meyers Squibb. Instead of seeking No-Action Letters from the Commission to exclude these proposals, American Express, McGraw-Hill, IBM, General Electric and Bristol-Meyers Squibb each commenced dialogues with proponents and each has agreed to revise director conflicts of interest policies or issue corporate statements of principles for health care reform.[14] Proponents have agreed to withdraw the proposals and, in the case of Bristol-Meyers Squibb, the company has withdrawn its request to the Commission for a No-Action Letter.

Finally, EDS, whose request for a No-Action Letter was granted, *Electronic Data Systems Corporation* (January 24, 2008), nevertheless agreed to amend its conflict of interest policies after dialogue with the Proponent.[15]

C. The Proposal presents a significant public policy issue that does not relate to Target's ordinary business operations.

Rule 14a-8(i)(7) permits a company to exclude a proposal if it "deals with a matter relating to the company's ordinary business operations." The Commission has stated that a proposal that is otherwise excludable under the ordinary business exclusion is includable,

---

[13] Letter and Report to SEC Chairman Christopher Cox from AFL-CIO Office of Investment Director, Daniel F. Pedrotty, October 4, 2007.

[14] The McGraw-Hill Companies: http://media.corporate-ir.net/media_files/irol/96/96562/Director_Code_Ethics_2008.pdf (accessed January 30, 2008); American Express Company: email correspondence between Stephen P. Norman, Corporate Governance Officer and Secretary, The American Express Company, and Daniel F. Pedrotty, Director, AFL-CIO Office of Investment, January 3, 2008; Bristol-Meyers Squibb website posting: http://www.bms.com/sr/key_issues/content/data/reform.html; Letter from Heather L. Maples, Special Counsel, Division of Corporation Finance, U.S. Securities and Exchange Commission, to Amy L. Goodman, Gibson, Dunn and Crutcher LLP, January 10, 2008; IBM: Letter from Randy MacDonald, Senior Vice President, Human Resources, IBM Corporation, to Dan Pedrotty, Director, AFL-CIO Office of Investment, December 12, 2007 (attached); GE: Letter from David N. Stewart, Senior Counsel, Investigations/Regulatory, General Electric, to Sister Barbara Kraemer, President, School Sisters of St. Francis of St. Joseph's Convent, January 25, 2008.

[15] Email from David B. Hollander, Legal Manager-Corporate Acquisitions and Finance, EDS, to Robert E. McGarrah, Jr., Counsel, AFL-CIO Office of Investment, February 1, 2008.

however, if it raises a significant policy issue. (Securities Exchange Act Release No. 40,018 (May 21, 1998).)

Target appears to have ignored the fact that the Proposal specifically states that the Proposal urges the Board to adopt a policy addressing:

> conflicts associated with company involvement in public policy issues related to their [directors'] health industry affiliations and shall be explicitly integrated with the company's existing policies regarding related party transactions (emphasis added).

Instead, the Company repeatedly misconstrues the Proposal as a conflicts of interest policy request that micromanages ordinary business matters of employee benefits. It does nothing of the kind. The Proposal addresses health care reform as an external, significant social policy issue facing the Nation and the Company. The Proposal focuses on health industry affiliated director conflicts associated with Company involvement in this significant social policy issue.

Target directors Roxanne S. Austin and James A. Johnson are also directors of Abbott Laboratories and UnitedHealth Group Incorporated, respectively. Target director Derica W. Rice is also the senior vice president and CFO of Eli Lilly and Company. Mr. Rice is on the Corporate Governance Committee of Target's board. Mr. Johnson is chair of the Corporate Governance Committee. As of September 28, 2007, Mr. Johnson's holdings in UnitedHealth Group Incorporated and Ms. Austin's holdings in Abbott Laboratories both outweighed their holdings in the Company.

As pharmaceutical and health insurance company directors, however, Ms. Austin and Messrs. Johnson and Rice must routinely take positions on the significant social policy issue of health care reform that are in conflict with the interests of Target. For example, Abbott and Eli Lilly are opposed to any amendments to Medicare that would empower the federal government to negotiate prices of prescription drugs with pharmaceutical companies, or to establish a Medicare formulary. With the exception of pharmaceutical companies like Abbot and Eli Lilly, Target and all other businesses would realize significant savings from such an amendment to Medicare because the prices of prescription drugs would decline substantially.[16]

It is precisely because health care reform is a significant social policy issue that Target's health industry affiliated directors must recuse themselves from chairing committees or voting on this issue. Target's existing policies and practices do not require directors to recuse themselves because the issue is not considered to be one of the personal financial interests covered by the Company's existing policies and practices. Unless they recuse themselves from voting or

[16] House Committee on Oversight and Government Reform, "Private Medicare Drug Plans: High Expenses and Low Rebates Increase the Cost of Medicare Drug Coverage," Washington, DC, October 2007, p.i.

chairing committees, however, there is at least the appearance of a director conflict of interest at Target.

The Company cites *Verizon Communications, Inc.*, 2007 SEC No-Act. LEXIS 268 (February 23, 2007). The proposal before Verizon, however, involved a request to create a "Corporate Responsibility Committee" to monitor the extent to which Verizon lives up to its claims pertaining to integrity, trustworthiness and reliability." The breadth of that proposal and its obvious involvement in ordinary business is in stark contrast to the Proposal before Target, which goes to the matter of a significant social policy issue that is not a matter of ordinary business.

Target cites *Lockheed Martin Corporation,* 1997 SEC No-Act. LEXIS 208 (January 29, 1997). There, the proposal mandated the board of directors to evaluate whether the company had a legal compliance program that adequately reviewed conflicts of interest and the hiring of former government officials and employees and to prepare a report on its findings. There was nothing in the Lockheed proposal that focused on public policy issues. Instead, the Lockheed proposal called for a broad review of the company's ordinary business operations.

AT&T Corporation, 1996 SEC No-Act. LEXIS 41 (January 16, 1996), involved a proposal asking the board of directors to initiate a review of the standards and practices in the company's maquiladora operations and prepare a report to be made available to shareholders, including recommendations for changes. The Proposal before Target contains no call for a report or a review of its standards and practices on labor and production operations. The Proposal is a clear request for a conflicts of interest policy dealing with public policy issues before the board of directors.

NYNEX Corporation, 1989 SEC No-Act. LEXIS 95 (February 1, 1989), was a proposal calling for the formation of a special committee of the board of directors to revise the existing code of corporate conduct. The proposal called for special assistance to needy customers and safety protections for company employees. The Proposal before Target is narrowly focused on public policy issues related to directors with health industry affiliations.

Genetronics Biomedical Corporation, 2003 SEC No-Act. LEXIS 527 (April 4, 2003), involved a conflicts of interest proposal, but Target conveniently ignores the fact that the Commission's decision specifically noted that the proposal before Genetronics attempted to deal with "all financial conflicts of interest" involving directors and that it "appears to include matters relating to non-extraordinary transactions." The Proposal before Target, however, is carefully crafted to address only health industry affiliated director conflicts of interest affecting the significant social policy issue of health care reform.

D. The Proposal's form and substance address a significant social policy issue rather than an ordinary business matter.

Target mistakenly argues that the Proposal is nothing more than an attempt to deal with the Company's health costs, a matter of ordinary business. Yet the plain language of the Proposal shows that it addresses the significant social policy issue of health care reform, not routine health care cost matters. Cost is a concern in any consideration of a significant social policy issue, of course, but this fact does not make the issue a matter of ordinary business. Consider, for example, the matter of labor and human rights, a significant social policy issue. Cost concerns are certainly an issue because wage rates and risk management require spending. That did not render proposals seeking adoption of labor and human rights principles excludable. *McDonald's Corporation*, 2007 SEC No-Act. LEXIS 378 (March 22, 2007); *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806 (October 26, 2004).

The same is true for the adoption of principles on health care reform, another significant social policy issue. *United Technologies Corporation*, 2008 SEC No-Act. LEXIS ___ (January 31, 2008), involved a proposal urging the board of directors to adopt principles on the significant social policy issue of health care reform. The Commission rejected the company's argument that the proposal could be excluded on ordinary business grounds.

In *Ford Motor Company*, 2007 SEC No-Act. LEXIS 296 (March 1, 2007), the Staff agreed that a proposal requesting that the board prepare a report "examining the implications of rising health care expenses and how Ford is addressing this issue without compromising the health and productivity of its workforce," could not be excluded as ordinary business under rule 14a-8(i)(7). The proposal requested a report focused exclusively on health care costs as a significant social policy issue. Both the proposal and the supporting statement contained extensive documentation on health care costs. Both carefully framed the issue as one that in no way involved reporting on the internal risks posed to Ford's ordinary business, including its employee benefits operations.

The Company, however, cites Staff decisions on proposals that centered on matters of internal risk assessment and company finances relating to employee benefits plans. *General Motors Corporation*, 2007 SEC No-Act. LEXIS 446 (April 11, 2007), involved a report on GM's health care costs for GM employees and retirees and their dependents and their implication for various policy developments in health care. *Target Corporation*, 2007 SEC No-Act. LEXIS 290 (February 27, 2007), and *Kohl's Corporation*, 2007 SEC No-Act. LEXIS 5 (January 8, 2007), involved the same proposal, calling for a report on health care costs at each company. Unlike the Proponent's Proposal, which calls for the adoption of amendments to conflicts of interest policies regarding a significant social policy issue, the health care reports called for by the proposals in *General Motors Corporation, Target Corporation* and Kohl's would have required each company to conduct internal risk assessments.

Unlike the Proponent's Proposal, which calls for the adoption of principles on a significant social policy issue, the health care reports called for by the proposals in *Target Corporation* would have required each company to conduct internal risk assessments.

E. The Proposal is directed at protecting the Company's reputation on a significant social policy issue, not involving Target in the political process.

The AFL-CIO Reserve Fund is solely concerned with protecting the value of its investments for the retirement security of its members. The Proposal is designed to do just that, by asking the Company to take action to protect its interests on the significant social issue of health care reform. Health industry affiliated directors have interests that diverge from those of Target on this issue. Consequently, in considering whether Target should adopt its own principles for health care reform, Target's directors must act with the utmost independence. They cannot do so as health industry affiliated directors when they vote or chair board committees considering the adoption of principles on health care reform. That is the essence of this proposal, not lobbying. While the AFL-CIO, not the AFL-CIO Reserve Fund, is, of course, engaged in political and legislative activity, the Fund is not. Target, however, wrongly imputes the actions of the AFL-CIO to the Fund and, by inference to the Proposal itself. That assertion is in error.

Whether Target engages in political or legislative activity is a matter of ordinary business for the Company, not shareholders. All the Proposal seeks to do is to urge the board to take action on a significant social policy issue and to do so as independent directors, free from conflicts of interest.

International Business Machines Corporation, 2002 SEC No-Act. LEXIS 85 (January 21, 2002), cited by the Company, involved a proposal that called upon IBM to:

> share with its stockholders the estimated average annual cost for employee health benefits in the United States versus the next five countries with the largest number of IBM employees" and commence a lobbying campaign for national health insurance.

Proponent's Proposal contains nothing that would require the sharing of health benefits costs information with shareholders. Nor is there any request to the Company to commence a lobbying campaign for national health insurance. Instead, the Proposal asks the Company to adopt a statement of principles for health care reform. While the Proposal does state Proponent's opinion that health care reform is a significant issue in the presidential campaign of 2008, it merely requests the board to adopt principles for health care reform. It contains no request for other action. It is entirely up to the Company's board of directors and management to take any actions they may deem necessary on health care reform or, for that matter, on any other matter relating to its internal operations with respect to health care benefits.

The Company would have the Commission believe that the Proposal requires Target to engage in "the political or legislative process" on "a matter of ordinary business." First, as Proponent has demonstrated above, the Proposal urges the board of directors to adopt principles on a significant social policy issue, health care reform. The evidence continues to mount that health care reform is a significant social policy issue.[17] Indeed, Bristol-Meyers Squibb, which initially sought the Commission's approval to exclude a nearly identical proposal on ordinary business grounds, has withdrawn its request and has adopted principles for health care reform. IBM, which has successfully opposed proposals calling for reports on health care costs and lobbying by the company, began a dialogue with proponents that resulted in a statement of principles for health care reform.

Second, the Proposal in no way urges the Company to involve itself in the political or legislative process. Instead, it merely urges the board of directors to adopt principles on this significant social policy issue, just as GE, IBM and Bristol-Meyers Squibb have now done. The Company, however, citing *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992), mischaracterizes the Proposal as one calling for the Company to participate in the legislative or political process. But in *Chrysler*, the proposal specifically called for lobbying.[18] Proponent makes no such request.

III. Target has failed to demonstrate that it has substantially implemented the Proposal because health industry affiliated conflicts of interest on significant social policy issues are completely unaffected by the Company's existing policies and its compliance with statutory and regulatory authorities.

The Company would have the Commission believe it has substantially implemented the Proposal, thereby permitting its exclusion under Rule 14a-8(i)(10). A comparison of the Proposal and Target's Business Conduct Guide clearly shows that the Company has not adopted what the Proposal calls for, namely, a policy addressing conflicts associated with company involvement in significant social policy issues related to directors' health industry affiliations. Target's Business Conduct Guide deals only with conflicts involving financial transactions, not significant social policy issues.

NYSE Listing Standards, which Target cites as evidence of its substantial implementation of the Proposal, addresses the "private interest" of a director that may appear to be in conflict with the interests of the corporation as a whole. The conflicts presented by health industry affiliated directors who deal with the significant social policy issue of health care reform, however, are not private transactional interests. The very nature of a significant social policy issue is its public character. There is no personal financial stake involved. While it is true, for

[17] Associated Press, December 28, 2007, "Issues rated as 'extremely important' in November [2007], and how that sentiment has changed [in December 2007]: Health care: 48 percent then, 53 percent now." Associated Press-Yahoo News survey of 1,821 adults was conducted Dec. 14-20, 2007; overall margin of sampling error of plus or minus 2.3 percentage points. Commonwealth Fund, "The Public's Views on Health Care Reform in the 2008 Presidential Election," January 15, 2008: 86% of Americans surveyed say health care reform will be "somewhat important" (24%) or "very important" (62%).

[18] "ONE or more Chrysler officers and/or directors SHALL actively support and lobby for UNIVERSAL HEALTH coverage (sic)..." *Chrysler Corporation,* 1992 SEC No-Act. LEXIS 143 (February 10, 1992).

example, that the market share of pharmaceutical companies rose as a result of the Medicare Modernization Act, the personal, transactional matters framed by NYSE Listing Standards would not pick up the conflict for Target directors Roxanne S. Austin and James A. Johnson, who are also directors of Abbott Laboratories and UnitedHealth Group Incorporated, respectively; or Target director Derica W. Rice, who is also the senior vice president and CFO of Eli Lilly and Company. Mr. Rice is on the Corporate Governance Committee of Target's board. Mr. Johnson is chair of the Corporate Governance Committee.

Yet as Target directors, they have conflicts of interest if they fail to advise the Company of their conflicts with respect to Target's position on, for example, amendments to the Medicare Modernization Act that would empower the federal government to negotiate prescription drug prices directly with pharmaceutical companies.

Finally, the Company describes the director conflicts of interest provisions of Minnesota Statute Section 302A.255 as another basis for its claim of substantial implementation of the Proposal. But Minnesota law does not apply to director conflicts involving a significant social policy issue. Instead, it deals only with "material financial interests" and is framed in the context of commercial transactions.

IV. The Company has failed to demonstrate that the Proposal is so inherently vague And indefinite as to be misleading.

The Proposal urges the board of directors to:

> adopt a policy addressing conflicts of interest involving board members with health industry affiliations. The policy shall provide for recusal from voting and from chairing board committees when necessary. The policy shall address conflicts associated with Company involvement in public policy issues related to Board members' health industry affiliations and shall be explicitly integrated with the Company's existing policies regarding related party transactions. For the purposes of this policy, "board members with health industry affiliations" means any Board member who is also a director, executive officer or former executive officer of a company or trade association whose primary business is in the health insurance or pharmaceutical industries.

Each of the terms of the Proposal is carefully defined. Yet Target complains it does not spell out "how to adopt a policy." Proponent filed virtually identical proposals at American Express and McGraw-Hill. Each company amended its conflicts of interest policies to make the reporting of all conflicts of interest mandatory, rather than permissive and provided for mandatory recusal from voting or chairing board committees affected by the conflict.

Target also complains that it would not know whether to adopt an entirely new conflicts policy. Yet the Proposal specifically states that the amended policy should be "explicitly integrated with the Company's existing policies regarding related party transactions."

Target cites Commission decisions on No-Action Letters in *The Proctor and Gamble Company,* SEC No-Action Letter, 202 SEC No-Act. LEXIS 768 (October 25, 2002), and *International Business Machines Corporation*, 2005 SEC No-Act. LEXIS 139 (February 2, 2005), in support of its argument that the Proposal may be excluded because it is so inherently vague and indefinite as to be misleading, with the result that neither the shareholders nor the Company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the Proposal were implemented. A review of these decisions, however, reveals they are not even remotely on point:

The Procter and Gamble Company excluded a shareholder proposal calling for the establishment of a fund to provide legal assistance, witness protection and other unspecified assistance to "victims of retaliation, intimidation and troubles because they are stockholders/ shareholders..."

International Business Machines Corporation excluded a shareholder proposal calling for "the officers and directors responsible" for IBM's reduced dividend payment to have "their pay reduced to the level prevailing in 1993" when the change occurred.

Peoples Energy, 2004 SEC No-Act. LEXIS 854 (November 23, 2004), also cited by Target, involved a proposal urging "the board of directors to take the necessary steps to amend Peoples Energy's articles of incorporation and bylaws to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or 'reckless neglect.'" Certainly the terms of that proposal were ill-defined and the scope of the proposal so broad as to be incomprehensible. The Proposal before Target is clear. It defines the significant social policy issue, the affected directors and it states that the policy amendment should be "explicitly integrated" with the Company's own policies on related party transactions. Target's reliance upon *Peoples Energy* is inapposite.

More relevant are Commission decisions on shareholder proposals requesting the adoption of human rights principles and standards: *McDonald's Corporation* , Id., *Peabody Energy Corporation*, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 316 (March 8, 2006), and *E.I. du Pont de Nemours and Company*, 2004 SEC No-Act. LEXIS 262 (February 11, 2004). In each case, the Staff denied requests to exclude the proposals under Rule 14a-8(i)(3). Each of these decisions involved the adoption of company principles or standards for human rights. As in the instant case, they presented a clear request for board action on a significant social policy issue and they presented principles or standards upon which the companies might base their actions. Each company had the requisite power and competence to determine the proper implementation of the principles. So, too, does Target.

V. Conclusion

Target has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

The Proposal presents a significant social policy issue that transcends day-to-day business matters at Target. It is, therefore, not excludable under Rules 14a-(i)(7) and 14a-8(j).

A review of the Target Code of Conduct with respect to director involvement in significant social policy issues clearly shows that Target has not substantially implemented the Proposal. It may not be excluded under Rules 14a-8(i)(10) and 14a-8(j).

The Proposal is clear and it carefully defines its terms. The facxt that American Express, McGraw-Hill and EDS have already implemented virtually identical proposals is a clear demonstration of this fact. The Proposal may not be excluded under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Consequently, since Target has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g), the Proposal should come before Target's shareholders at the 2008 annual meeting.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company.

Sincerely,

Robert E. McGarrah, Jr.
Counsel
Office of Investment

REM/ms
opeiu, #2, afl-cio

cc: David Donlin, Assistant General Counsel

Attachments

American Federation of Labor and Congress of Industrial Organizations

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

October 4, 2007

ATTACHMENT A

The Honorable Christopher Cox, Chairman
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1090

Dear Chairman Cox:

I am writing in response to U. S. Chamber of Commerce president Tom Donohue's September 7, 2007, letter to you regarding the AFL-CIO's and public, religious and social investment funds' interest in filing shareholder resolutions on director conflicts of interest, political contributions and health care principles during the 2008 proxy season.

I. Director Conflicts of Interest

Director conflicts of interest have long been recognized by state courts and the SEC staff as a matter of legitimate concern for shareholders. The attached survey, based upon The Corporate Library's database, corporate proxies and published reports, reveals widespread apparent conflicts of interest on the boards of 21 Fortune 500 companies. Each of these 21 non-health care companies has significant health care costs for its employees, retirees and dependents. Yet, each company has multiple directors in key leadership positions affecting company health care policies who are also directors or officers of pharmaceutical and health insurance companies. The report shows that, in many cases, these directors have personal holdings in pharmaceutical and health insurance industry equities that vastly outweigh their holdings in the companies where they serve as directors.

We are concerned these conflicts may have led to non-health care companies failing to manage their pharmaceutical health costs aggressively and may have led non-health care companies to take public policy positions that, while favorable to the interests of the pharmaceutical and health insurance companies, are not in fact in the interest of these non-health care companies.

For example, we are concerned that General Motors aggressively intervened to protect Nexium within its formulary at the same time Percy Barnevik, retired CEO of AstraZeneca, was a board member and chair of the Policy Committee. While this was occurring, other large companies were substituting cheaper, generic versions of Nexium to counter rapidly rising drug costs. We are not privy to the decision making process, but we believe investors should have some protections against this obvious conflict of interest.

We believe companies that have these conflicts embedded in their boards should adopt policies to manage these conflicts in the interest of the companies and their shareholders. These conflicts are real, involve material economic interests of the companies affected, and are clearly operating at the level of the governance of these public companies, and not at a managerial level.

II. Political Contributions

The Commission has also recognized that corporate political contributions are a proper matter for shareholder resolutions seeking a report from a board of directors. *The Charles Schwab Corporation,* SEC No-Action Letter, 2006 SEC No-Act. LEXIS 301 (March 2, 2006). As shareholders, we are interested in there being both appropriate disclosure and oversight of the political spending and activity of the public companies in which we and our members are invested.

III. Statement of Principles for Universal Health Insurance

Finally, access to affordable, comprehensive health insurance is now the most significant social policy issue in America, according to polls by NBC News/*The Wall Street Journal*, the Kaiser Foundation and *The New York Times*/CBS News. Moreover, John Castellani, president of the Business Roundtable (representing 160 of the country's largest companies), has stated that 52 percent of the Business Roundtable's members say health costs represent their biggest economic challenge. "The cost of health care has put a tremendous weight on the U.S. economy," according to Castellani. "The current situation is not sustainable in a global, competitive workplace." (*BusinessWeek,* July 3, 2007)

The 47 million Americans without health insurance result in higher costs for U.S. companies that provide health insurance to their employees. Annual surcharges as high as $1,160 for the uninsured are added to the total cost of each employee's health insurance, according to Kenneth Thorpe, a leading health economist at Emory University.

The National Coalition on Health Care, whose members include 75 of America's largest publicly-held companies, institutional investors and labor unions, have created principles for health insurance reform. According to the Coalition, implementing its principles would save employers presently providing health insurance coverage an estimated $595-$848 billion in the first 10 years of implementation.

The SEC has long recognized that significant social policy issues are proper matters for shareholder resolutions on such issues as global warming and human and civil rights. Shareholders voted on a health care resolution at the Ford Motor Company in 2007. *Ford Motor Company, 2007* SEC No-Act. LEXIS 296 (March 1, 2007).

IV. Conclusion

The AFL-CIO, together with other investors such as Trillium, Boston Common and Christus Health, share the concern that shareholder resolutions on director conflicts of interest, political contributions and health care principles are indeed matters of great consequence at public companies.

If you or the Commission staff would like to discuss these issues further, please contact Damon Silvers at 202-637-3953.

Sincerely,

D. F. Pedrotty

Daniel Pedrotty
Director
Office of Investment

DFP/ms
opeiu #2, afl-cio

Attachment

cc: Commissioner Paul S. Atkins
Commissioner Kathleen L. Casey
Commissioner Annette L. Nazareth

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
American Express Co. (AXP)	*$ 376*	Leschly, Jan	Chair, Comp & Benefits Committee; Exec.& Pub Responsibility Committee	Care Capital LLC, founder and partner	$ 8,958,339	Not Available	
		Reinemund, Steven S	Audit Committee	Johnson & Johnson	$ 296,850	$ 390,784	132%
		Walter, Robert D.	Audit, Comp & Benefits Committees	Cardinal Health Inc., exec. Chmn	$ 9,517,011	$ 238,431,080	2505%
		Williams, Ronald A.	Audit Committee	Aetna Inc., CEO	$ 118,740	$ 11,998,771	10105%
AT&T Corp. (T) 2nd largest unfunded OPEB liability	*$ 26,990*	McCoy, John B.	Gov, Exec and Nominating Committees	Cardinal Health Inc.	$ 1,336,319	$ 6,041,336	452%
		Metz, Mary S.	Gov and Nominating Committees	Longs Drug Stores Corp.	$ 165,009	$ 313,616	190%
Bank of America Corp. (BAC)	*$ 1,450*	Ryan, Thomas M.	Chair Gov and Nominating Committees; Compensation Committee	CVS Caremark Corp.	$ 254,618	$ 57,655,904	22644%
		Ward, Jacquelyn M.	Chair Asset Quality Committee	WellPoint Inc.	$ 732,836	$ 3,287,807	449%
The Black & Decker Corp. (BDK)	*$ 89*	Burns, M. Anthony	Finance Committee	Pfizer Inc.	$ 646,741	$ 533,942	83%
		Ryan, Robert L.	Audit Committee	UnitedHealth Group Inc., also retired CFO and Sr. VP Medronic Inc.	$ -	$ 1,162,320	
The Boeing Co. (BA) 5th largest unfunded OPEB liability	*$ 8,240*	Collins, Arthur D.	Audit Committee	Medtronic Inc.	$ -	$ 22,516,277	
		Daley, William M.	Finance and Special Programs Committees	Abbott Laboratories	$ 131,238	$ 187,670	143%
		Jones, James L.	Audit Committee	Invacare Corp.	$ -	$ -	
Corning Inc. (GLW)	*$ 803*	Smithburg, William D.	Chair, Audit Committee; Comp Committee	Abbott Laboratories	$ 3,645,883	$ 3,415,594	94%
		Weeks, Wendell P.	Chairman & CEO	Merck & Co.	$ 20,294,296	$ 10,338	0%
Electronic Data Systems Corp. (EDS)		Dunbar, W. Roy	Audit Committee	Humana Inc., retired from Eli Lilly and Co., holdings not available.	$ 187,125	$ 669,940	358%
		Gillis, S. Malcolm	Audit Committee	Introgen Therapeutics	$ 82,752	$ 64,297	78%
		Hancock, Ellen M.	Chair, Comp Committee, Audit Committee	Aetna Inc.	$ 130,188	$ 455,868	350%
		Jordan, Michael H.	Chairman	Aetna Inc., retired	$ 9,944,298	$ 669,475	7%
		Kangas, Edward A.	Audit Committee	Tenet Healthcare Corp.	$ -	$ 33,600	
		Kangas, Edward A.	Audit Committee	Oncology Therapeutics	$ -	Not Available	
		Kangas, Edward A.	Audit Committee	Eclipsys Corp.	$ -	Not Available	
		Yost, R. David	Comp Committee	AmerisourceBergen, retired CEO	$ 109,200	$ 34,654,785	31735%
		Yost, R. David	Comp Committee	PharMerica	$ 109,200	$ 978,991	897%
Exxon Mobil Corp. (XOM) 7th largest unfunded OPEB liability	*$ 6,340*	George, William W.	Comp Committee	Novartis AG	$ 5,183,360	$ 6,532,820	126%
		Howell, William R.	Chair, Comp Committee	Pfizer Inc.	$ 4,692,792	$ 155,131	3%
		Reinemund, Steven S	Audit and Finance Committees	Johnson & Johnson	$ 849,238	$ 390,784	46%
		Shipley, Walter V.	Comp Committee	Wyeth	$ 4,122,622	$ 338,714	8%
General Electric Co. (GE)	*$ 6,550*	Larsen, Ralph S.	Lead director, Chair Comp Committee; Gov and Nominating Committees	Johnson & Johnson, retired CEO	$ 2,395,156	$ 89,687,333	3745%
6th largest unfunded OPEB liability		Lazarus, Rochelle B.	Gov and Nominating Committees	Merck & Co.	$ 2,962,832	$ 206,760	7%

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
General Motors Corp. (GM)	$ 51,060	Barnevik, Percy	Chair, Policy Committee	AstraZeneca PLC, retired CEO	$ 351,037	Not Available	
Largest unfunded OPEB liability		Fisher, George M.C.	Lead Director, Chair Director & Corp Gov Committee	Eli Lilly and Co.	$ 174,398	$ 1,427,634	819%
		Katen, Karen	Directors & Corp Gov, Exec Comp Committee; Chair Investment Funds Committee	Pfizer Inc., president Pfizer Foundation, retired vice chair PhRMA.	$ 220,200	$ 23,969,470	10885%
Honeywell International Inc. (HON)	$ 2,260	Howard, James	Audit Committee	Walgreen Co.	$ 552,774	$ 2,242,908	406%
		Seidenberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	CVS Caremark Corp., retired	$ 301,929	$ 584,978	194%
		Seidenberg, Ivan G.	Chair Corp Gov Committee; Management Development and Com Committee	Wyeth	$ 301,929	$ 305,435	101%
		Sheares, Bradley T.	Management Development and Com Committee	Reliant Phamaceuticals LLC, CEO	$ 177,600	Not Available	
		Stafford, John R.	Chair Com Committee; Audit Committee	Wyeth, retired	$ 1,485,561	$ 27,595,561	1858%
International Business Machines Corp. (IBM)	$ 5,720	Dormann, Juergen	Exec Comp and Management Resources Committee	Sanofi-Aventis, Vice Chair	$ 638,712	Not Available	
8th largest unfunded OPEB liability		Jackson, Shirley Ann	Directors & Corp Governance and Nominating Committees	Medtronic, Inc	$ -	$ 11,282	
		Lucio, Noto A.	Chair Audit Committee	Stem Cell Innovations	$ 2,437,157	$ 8,000	0%
		Taurel, Sidney	Chair Comp Committee; Exec and Management Resources Committees	Eli Lilly and Co. chairman and CEO	$ 620,217	$ 62,825,842	10130%
JPMorgan Chase & Co. (JPM)	$ 92	Gray, William H. III	Chair, Public Responsibility; Corp Gov Committee	Pfizer Inc.	$ -	$ 269	
		Weldon, William C.	Comp, Corp Gov Committees	Johnson & Johnson, Chairman & CEO (also retired PhRMA Chmn)	$ 45,820	$ 20,526,454	44798%
The McGraw-Hill Cos. Inc. (MHP)	$ 144	Bischoff, Winfried F.W.	Chair, Fin Policy Committee; Executive and Comp Committees	Eli Lilly and Company	$ 203,640	$ 575,847	283%
		Taurel, Sidney	Chair Comp Committee; Executive and Nominating and Corp Gov Committees	Eli Lilly and Company, Chairman and CEO (also PhRMA Director)	$ 203,640	$ 62,825,842	30851%
Motorola Inc. (MOT)	$ 217	Dorman, David W.	Audit and Legal Committee	CVS Caremark Corp.	$ -	$ -	
		Lewent, Judy C.	Chair Fin Committee; Gov & Nom Committees	Merck & Co. Exec VP and CFO	$ 882,102	$ 12,078,764	1369%
		Scott, Samuel C. III	Chair Comp & Leadership Committees	Abbott Laboratories	$ 625,221	$ 414,483	66%
		White, Miles D.	Gov and Nominating Committees	Abbott Laboratories, CEO	$ 426,987	$ 57,926,919	13566%
Prudential Financial Inc. (PRU)	$ 1,430	Cullen, James G.	Chair Comp Committee; Audit, Exec Comp and Exec Committees	Johnson & Johnson	$ 198,380	$ 4,630,865	2334%
		Gray, William H. III	Chair,Corp Gov & Bus Ethics Committee; Exec Comp and Exec Committees	Pfizer Inc.	$ 1,269	$ 269	21%
		Hanson, John F.	Chair Exec Committee	HealthSouth Corp. chairman	$ 977,069	$ 499,315	51%
		Horner, Constance J.	Comp and Corp Gov & Bus Ethics Committees	Pfizer Inc.	$ 99,922	$ 301,075	301%
		Poon, Christine A.		Johnson & Johnson	$ -	$ 2,945,331	
		Ryan, Arthur F.	Chairman and CEO; Exec and Finance Committees	Regeneron Pharmaceuticals	$ 38,188,616	$ -	0%
		Unruh, James A.	Audit Committee	Tenet Healthcare	$ 269,418	$ -	0%

Significant Board Interlocks Involving the Largest Public Companies and the Healthcare Industry

Large Public Company of Concern	Unfunded OPEBs ($ in millions)	Director Name	Board Committees at Company of Concern	Directorships at Healthcare Companies	9/28/07 value of share holdings of Company of Concern	9/28/07 value of share holdings of healthcare company	Value of healthcare co/Value of Co of Concern (%)
Qwest Communications International (Q)	*$ 2,390*	Hellman, Peter S.	Audit Committee; finacial expert	Baxter International	$ 80,297	$ 269,018	335%
		Unruh, James A.	Chair Comp Committee	Tenet Healthcare Corp.	$ 146,560	$ -	0%
		Welters, Anthony	Gov and Nominating Committees	West Pharmaceutical Services	$ 82,440	$ 209,383	254%
		Welters, Anthony	Gov and Nominating Committess	C.R. Bard Inc.	$ 82,440	$ 390,858	474%
		Welters, Anthony	Gov and Nominating Committees	UnitedHealth Group Inc. Exec VP	$ 82,440	$ 167,229	203%
Target Corp. (TGT)	*$ 115*	Austin, Roxanne S.	Chair Audit Committee; Fin Committee	Abbott Laboratories	$ 227,390	$ 366,975	161%
		Darden, Calvin	Comp & Nominating Committees	Cardinal Health	$ 260,001	$ 100,548	39%
		Johnson, James A.	Vice Chair Exec Committee; Chair Comp Committee; Chair Corp Gov Committee; Corp Responsibility Committee	UnitedHealth Group Inc.	$ 842,747	$ 2,479,616	294%
		Rice, Derica W.	Executive and Corp Gov Committees	Eli Lilly and Co. Sr. VP and CFO	$ -	$ 2,390,775	
UAL Corp. (UAUA)		Farrell, W. James	Chair Hum Resources Committee	Abbott Laboratories	$ 465,300	$ 53,620	12%
		Tilton, Glenn F.	CEO	Abbott Laboratories	$ 17,731,466	$ 379,630	2%
Verizon Communications Inc. (VZ) 4th largest unfunded OPEB liability	*$ 23,020*	Seidenberg, Ivan G.	CEO	Wyeth	$ 21,388,923	$ 305,435	1%
		Seidenberg, Ivan G.	CEO	CVS Caremark Corp., retired	$ 21,388,923	$ 584,978	3%
		Shipley, Walter V.	Chair Human Resources Com; Corp Gov and Policy Committees	Wyeth	$ 631,876	$ 338,714	54%
		Stafford John	Human Resources	Wyeth, retired chairman and CEO	$ 778,929	$ 27,595,561	3543%
The Williams Cos. Inc. (WMB)	*$ 132*	Howell, William R.	Lead Director; Chair Comp Committee; Nominating & Corp Gov Committees	Pfizer Inc.	$ 6,151,849	$ 155,131	3%
		Lorch, George A.	Nominating & Corp Gov Committees	Pfizer Inc.	$ 1,629,022	$ 42,753	3%

Data sources: The Corporate Library, Lionshares.com, SEC filings, Standard and Poor's

RECEIVED

DEC 21 2007

IBM

Office of the Senior Vice President
Human Resources

New Orchard Road
Armonk, NY 10504

December 12, 2007

ATTACHMENT B

Daniel F. Pedrotty
Director, AFL-CIO Office of Investment
815 Sixteenth Street N.W.
Washington, D.C. 2006

Dear Dan:

I found my discussion with John Sweeney and you on health care reform in Washington, D.C. very timely, productive, and informative. It is clear we share the same high level of concern and commitment to major reforms that provide access to quality health care through comprehensive health insurance coverage for all Americans that is affordable to individuals and families. At the same time, reform should be affordable, sustainable and continuous for the general public, employers, labor unions and our government.

In the current system, health insurance is predominately provided by employers. In that system, responsible employers conduct themselves in such a way that all employees have health care. However, this system is failing and challenges the competitiveness of companies that provide health care. Costs are increasing, coverage is decreasing and employers are finding it more and more difficult to live up to their responsibilities.

We agree we need a new system in which everyone is covered and in which responsible employers do not end up bearing the cost of insuring the employees of irresponsible employers.

The status quo is unacceptable. This challenge needs to be addressed immediately, and business, labor and other interested groups should come together to agree upon a plan for shared responsibility and reforming our health care finance system to achieve these goals.

Moreover, we share the view that reform priorities must include all forms of prevention and strengthening our foundation of primary care. We also need to upgrade information technology systems to support informed decision-making, medical error eradication, medical practice transformation, performance and price transparency and simplifying administration.

I appreciated the opportunity afforded to me by John and you to describe our leadership at IBM. At IBM we not only agree with addressing these reform priorities, but understand the pressing need to take action. For the uninsured, these actions include leading multi-employer efforts to create health care coverage opportunities for the working uninsured in "National Health Access" and for the retired in the "Retiree Health Access" offerings. By the way of information, the "RHA" options allowed IBM to offer its Medicare retirees significant double-digit premium reductions.

Our actions at IBM with respect to the Institute of Medicine's attributes for health care have been equally aggressive. IBM has been an early and persistent instigator of transparency, quality improvement and reimbursement reform. We collaborated on the LEAP Frog initiative for inpatient care improvement and the widely adopted Bridges To Excellence office practice and chronic disease transformation initiative. Most recently, we led transparency in pricing certification, directed specifically at the Prescription Benefit Management industry. I think this demonstrates that actions speak louder than words and be assured we intend to continue our aggressive involvement.

Perhaps our most challenging project is IBM's current work with physicians to change the delivery of care so that we can all buy and receive comprehensive, continuous, coordinated and holistic care from a transformed primary care provider community. IBM helped create and chairs the Patient-Centered Primary Care Collaborative, bringing physicians and buyers together. We want to drive change for both physician and buyer to build strong patient-provider relationships based on better access, reformed care processes and personalization, meaningful communication, quality improvement and reimbursement reform. We know that this system foundation delivers better health, higher patient satisfaction and lower cost that other countries enjoy today.

As we agreed, the challenge is great and time is not on our side. I hope I've made clear we take our commitments seriously. Thank you for the opportunity to exchange views and to talk about the many things we are doing to drive system change and reform. I also want to reaffirm my willingness to continue our dialogue in the future.

Sincerely,

Randy

Randy MacDonald
Senior Vice President, Human Resources
IBM Corporation

cc: John Sweeney

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Target Corporation
Incoming letter dated January 17, 2008

The proposal requests that the board adopt a policy addressing conflicts of interest involving board members with health industry affiliations, including conflicts associated with company involvement in public policy issues related to these affiliations.

There appears to be some basis for your view that Target may exclude the proposal under rule 14a-8(i)(7), as relating to Target's ordinary business operations (i.e., terms of its conflicts of interest policy). Accordingly, we will not recommend enforcement action to the Commission if Target omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Target relies.

Sincerely,

Craig Slivka
Attorney-Adviser

END